
03029389

8/19

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sun Entertainment Holding Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1776 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/20/03

82-1776

SUN ENTERTAINMENT HOLDING CORPORATION

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Sun Entertainme Holding Corporation (hereinafter called the "Company") will be held at 3106 Belmont Boulevard, Nashville, Tenness 37212, USA, on May 23, 2003 at the hour of 17:00 o'clock in the afternoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the period end December 31, 2002, and the report of the auditor thereon;

(b) To re-appoint Manning Elliott, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by t Directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the establishment of a stock option plan for the Company, as more particula described in the Information Circular;

(f) To consider and, if thought fit, to authorize the Company to apply to delist its common shares from trading on the TSX Vent Exchange;

(g) To consider and, if thought fit, to approve a special resolution that the authorized capital of the Company be altered so that consists of 100,000,000 common shares without par value and 100,000,000 preferred shares without par value and that paragra 2 of the Memorandum be altered accordingly to give effect to the foregoing special resolution;

(h) To consider and, if thought fit, to approve a special resolution that the Articles of the Company be altered by the addition Article 27 in the form described in the Information Circular;

(i) To consider and, if thought fit, to approve a special resolution to sell the whole, or substantially the whole, of the undertaking the Company;

(j) To consider and, if thought fit, to authorize the Company to apply to the Secretary of State of Nevada for a certificate continuance continuing the Company as a corporation to which the Nevada Revised Statutes apply and in connection therewith make application to the Registrar of Companies appointed under the Company Act (British Columbia) for authorization to perr the Company to apply for such certificate of continuance and continue under the laws of Nevada, and to approve the adoption Articles in the form provided in the Information Circular; and

(k) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanyi the Instrument of Proxy and complete and return the Proxy to the Company's Transfer Agent, Computershare Trust Company of Cana Proxy Dept., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than forty-eight (48) hours (excluding Saturda Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 15th day of April, 2003.

AR/S
12-31-02

BY ORDER OF THE BOARD OF DIRECTORS

"TERRENCE O. LASHMAN"
Terrence O. Lashman, Director

SUN ENTERTAINMENT HOLDING CORPORATION

702 - 889 West Pender Street
Vancouver, British Columbia
V6C 3B2
(604) 684-7929

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 15, 2002 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD C MAY 23, 2003.

This Information Circular is furnished in connection with the solicitation of proxies by management of Sun Entertainment Holdi Corporation (the "Company") for use at the Annual General Meeting of Members to be held on May 23, 2003 and any adjournme thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and sor regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on March 13, 2003 pursuant to the requirements of Section 111 of the Company Act of t Province of British Columbia and Section 4 of the Regulations to the Company Act.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBI DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETIN MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN TI BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND I EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF COMPUTERSHARE TRUST COMPANY (CANADA, PROXY DEPT., 9th FLOOR, 100 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5J 2Y1, NOT LESS THA FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF TI MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of Computershare Tr Company of Canada at any time up to and including the last business day preceding the day of the Meeting, or any adjournment there or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on a ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in t accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATI BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOU OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AN AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. T Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in t accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. As at the date of this Information Circular, 11,921,679 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. The Directors have fixed April 17, 2002 in advance as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
John A. Singleton	1,891,815	15.9%
Shelby S. Singleton, Jr.	1,795,460	15.1%

ELECTION OF DIRECTORS

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the Company Act or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD FROM WHICH NOMINEE HAS BEEN DIRECTOR	APPROXIN11ATE NUMBER OF VOTING SECURITIES*
SHELBY S. SINGLETON, JR. Nashville, Tennessee CHAIRMAN OF THE BOARD PRESIDENT, DIRECTOR AND CHIEF EXECUTIVE OFFICER	President and Chief Executive Officer of the Company	April 28, 1987	1,795,460
JOHN A. SINGLETON Nashville, Tennessee EXECUTIVE VICE-PRESIDENT, CHIEF FINANCIAL OFFICER AND DIRECTOR	Executive Vice-President and Chief Financial Officer of the Company	April 28, 1987	1,891,815
TERRENCE O. LASHMAN Vancouver, B.C. DIRECTOR	President, Luxor Industrial Corporation and Cancom International Trading Ltd.	June 23, 1987	319,821
GARY G. LIU Richmond, B.C. DIRECTOR AND SECRETARY	Office manager of Cancom International Trading Ltd. since June 1994; Director of Luxor Industrial Corporation since March 13, 2000;	March 20, 1998	8,000

*Voting Securities beneficially owned, directly or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada, apart from Shelby S. Singleton, Jr. and John A. Singleton, who are ordinarily resident in the United States of America.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. Jo A. Singleton, Terrence O. Lashman and Gary G. Liu are the three directors elected by the Board of Directors of the Company to t Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Shelby S. Singleton became the President and Chief Executive Officer of the Company on April 28, 1987. The following table disclos annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executi Officer") during the financial years ended December 31, 2000, 2001 and 2002, being the three most recently completed financial years the Company. No other officer's annual compensation during such period exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
SHELBY S.	2002	US$79,500	Nil	Nil	Nil	Nil	Nil	Nil
SINGLETON,	2001	US$79,500	Nil	Nil	Nil	Nil	Nil	Nil
JR.	2000	USS64,500	Nil	Nil	Nil	Nil	Nil	Nil
President and C.E.O.								

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to adopt a stock option plan pursuant to which it would reserve 10% of the issued treasury shares of the Compa for issuance to directors and key employees, subject to regulatory approval and subject to member approval of the stock option pl Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rende or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officer during the most recer completed financial year.

No Options were outstanding to, or exercised by, the Named Executive Officer during the most recently completed financial year.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Execut Officer in the financial year ended December 31, 2002 or the current financial year in view of compensating such officers in the event the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities followin change-in-control, where, in respect of a Named Executive Officer, the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

During the most recently completed financial year, John A. Singleton, a director of the Company, was paid US$64,500 in salary with respect to employment by the Company's U.S. subsidiary.

No options to purchase shares of the Company were granted to non-executive directors during the most recently completed financial year.

No options were outstanding to, or exercised by, non-executive directors during the most recently completed financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2002.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Manning Elliott, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. Manning Elliott were first appointed auditors on July 29, 1987.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the adoption of a stock option plan and the ratification of acts of Directors. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Related Party Transactions since January 1, 2002

Management Services

The Company is a party to a Management Contract with Cancom International Trading Ltd. ("Cancom"), a company controlled by Terrence O. Lashman, a director of the Company, whereby Cancom is engaged to perform certain management services at a fee of $2,000 per month. During the year, Cancom was paid $24,000 pursuant to the terms of this agreement. Since January 1, 2003 to the date hereof, the Company has paid or accrued $6,000 in management fees to Cancom.

Cancom provides such management services as may be required by the Company from time to time, including administrative and financial services, maintenance of records, correspondence with third parties relating to the Company's business, arranging for required audits, taxation planning and filings, and assistance in the preparation of such reports and statements as the Company is required to file with applicable stock exchanges, securities commissions and other regulatory bodies.

Other Related Party Transactions

During the financial year ended December 31, 2002, the Company entered in to certain transactions with directors of the Company or companies controlled by directors of the Company as follows:

1. US$31,430 in royalties was paid or accrued to SSEI pursuant to a master licensing agreement;

2. US$79,500 was paid or accrued to Shelby S. Singleton Jr. as a non-competition fee;

3. US$64,500 was paid or accrued to John A. Singleton as salary; and

4. $4,060 in office, rent and promotional expenses relating to the Company's Canadian office were paid to third parties by Cancom on behalf of the Company; and

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Directors' and Key Employees Stock Options

Pursuant to the TSX Venture Exchange's Policy 4.4 regarding incentive stock options, all listed companies, other than capital po companies, are now required to adopt a formal stock option plan and to grant stock options only under such plan. Accordingl shareholders will be asked to approve a stock option plan, the full text of which is included with management's proxy materials.

The stock option plan provides for equity participation in the Company by eligible directors, officers, employees and consultants throu the acquisition of common shares pursuant to the grant of options. The Company's Board of Directors will administer the plan. Optio may be granted to purchase common shares on terms that the directors may determine, subject to the limitations of the stock option pl and the requirements of the TSX Venture Exchange.

The following is a summary of the terms of the proposed stock option plan and is qualified in its entirety by the full text of the sto option plan which is available for review at 200 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2:

1. The number of common shares to be reserved and authorized for issuance pursuant to options granted under the stock option pl is 10% of the issued and outstanding common shares of the Company from time to time;

2. Under the stock option plan, the aggregate number of optioned common shares granted to any one optionee in a 12-month peri must not exceed 5% of the issued and outstanding common shares. The number of optioned common shares granted to any o consultant in a 12-month period must not exceed 2% of the issued and outstanding common shares. The aggregate number of option common shares granted to an optionee who is employed to provide investor relations activities must not exceed 2% of the issued a outstanding common shares of the Company in any 12-month period;

3. The exercise price for options granted under the Plan will not be less than the market price of the common shares less applicat discounts permitted by the TSX Venture Exchange;

4. Options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optione cessation of services to the Company; and

5. Options granted under the stock option plan are non-assignable, except by will or the laws of descent and distribution.

Reorganization of Company

Management is proposing to reorganize the Company's corporate structure for the purpose of achieving the following objectives:

1. Moving the Company's domicile from British Columbia to Nevada;

2. Minimizing tax implications for the Company's shareholders;

3. Providing the Company's shareholders with identical shareholdings in a United States company that holds the assets of Company's subsidiary, Sun Entertainment Corporation, as well as maintaining the same shareholder base in the remaining Brit Columbia and Alberta reporting company; and

4. Minimizing costs associated with the restructuring process.

To this end, following consultation with the Company's legal counsel and auditor, management is proposing the follow reorganization of the Company:

1. The Company shall amend its Articles of Incorporation and Memorandum in order to create a class of preferred shares with par value.

2. A new British Columbia private company shall be incorporated ("Newco"). Every existing shareholder of the Company as of a selected date shall be issued one common share of Newco for each common share of the Company that the shareholder holds. Newco shall issue these shares for nominal consideration.

3. The Company shall then declare a stock dividend to its shareholders as of a selected record date. The dividend shall be paid in the form of preferred shares without par value, and with minimal paid up capital, with an aggregate redemption value equal to the aggregate fair value of the shares of Sun Entertainment Corp.

4. Subject to their consent, the Company's shareholders shall then transfer the preferred shares in the Company that they received pursuant to the dividend to Newco in consideration of Newco issuing preferred shares in its capital in equal numbers to the Company shareholders. Newco may redeem the preferred shares it issues for an aggregate fair value equal to the fair value of the Company's preferred shares received. The preferred shareholders and Newco shall file a joint election under section 85 of the Income Tax Act (Canada) in order to defer any Canadian tax liability on the share exchange.

5. The Company shall then transfer its shares of Sun Entertainment Corporation, the subsidiary that owns substantially the whole undertaking of the Company, to Newco. In consideration of this transfer, Newco shall issue a demand promissory note to the Company for an amount equal to the fair value of the shares of Sun Entertainment Corp. The transfer will be at fair market value, however, no gain or loss shall be realized because the consideration for the purchase of the subsidiary shares shall not exceed their fair value.

6. The Company shall then redeem its preferred shares held by Newco for their redemption value. Payment shall be affected by extinguishing the amount that Newco owes to the Company as evidenced by the promissory note.

7. Newco shall then make the necessary filings to continue from the British Columbia jurisdiction to Nevada. Upon this occurrence, Newco will be deemed to dispose of its assets at fair value for tax purposes and to have re-acquired them immediately thereafter at fair value. Newco's only significant asset at that time shall be the common shares of Sun Entertainment Corporation. Those shares will have a cost base for tax purposes equal to their fair value. Accordingly, there will be no gain or loss recognized.

The above reorganization shall be subject to the Company obtaining a favourable ruling from Canada Customs & Revenue Agency on the proposed transaction and receiving confirmation from the Company's United States tax counsel that the proposed transaction will not result in adverse tax consequences for United States resident shareholders.

Following the reorganization described above, each shareholder will hold the same number of common shares in the capital of the Company, as well as identical numbers of preferred shares and common stock in the capital of Newco. Newco will hold all of the current assets of the Company, but will not trade on a recognized stock exchange or quotation system until it successfully applies for such a listing. The Company will no longer have any substantial assets other than its listing on the National Quotation Bureau's Pink Sheets.

In order to affect the above-noted reorganization plan, the Company is requesting that shareholders approve resolutions to:

1. authorize the Company to apply to delist its common shares from trading on the TSX Venture Exchange. The Company will maintain its listing on the National Quotation Bureau's Pink Sheets.

2. alter the authorized capital of the Company so that it consists of 100,000,000 common shares without par value and 100,000,000 preferred shares without par value and that paragraph 2 of the Memorandum be altered accordingly. As this is a special resolution, it must be approved by at least 75% of the votes cast at the meeting.

3. alter the Articles of the Company by the addition of the following as Article 27 thereof, namely:

   "27.1 The preferred shares of the Company shall have the following special rights and restrictions attached thereto:

   (i) Each preferred share shall be non-voting;
   (ii) The preferred shares shall entitle the holders thereof to dividends at such times and in such amounts as the Directors may in their discretion from time to time declare pursuant to the provisions of these Articles;
   (iii) In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, prior to the distribution of any property or assets of the Company to holders of common shares, the holders of the preferred shares shall be entitled to receive, on a pro rata basis, the redemption price of the preferred shares and the the payment of any dividends declared but unpaid. Thereafter the holders of common and preferred shares of the Company shall participate

equally in the distribution of the Company's assets pursuant to the liquidation, dissolution or winding up; and

(iv) The Company or the shareholder may redeem or retract each preferred share for an amount equal to the fair marl value of the consideration received for the issuance of each preferred share as determined by a resolution of t Directors in their discretion at time of the issuance of the preferred shares.

27.2 If Canada Customs and Revenue Agency shall propose or issue an assessment or reassessment to a holder or holders preferred shares stating that the fair market value of the consideration received for the issuance or transfer of the sha: is other than the amount determined by the Directors as described in Article 27.1(iv), then the redemption price of t preferred shares shall be deemed to have always been the fair market value as assessed, or as otherwise determined Canada Customs and Revenue Agency. For these purposes, the redemption price may be adjusted retroactively."

This is a special resolution and must be approved by at least 75% of the votes cast at the meeting. The approval of this resoluti will allow management to create the class of preferred shares described above that it intends to issue to shareholders a: dividend.

4. sell the whole, or substantially the whole, of the undertaking of the Company. This will allow the Company to transfer its 10(interest in Sun Entertainment Corporation to Newco. This is a special resolution and must be approved by at least 75% of votes cast at the meeting.

The Issuer, pursuant to the written recommendations of its legal and tax consultants, may alter its proposed plan of reorganization provic that such alterations do not materially affect the potential benefits to its shareholders described herein. Otherwise, management shall s(shareholder approval for any new plan of reorganization it considers.

Continuation into Nevada

If based on the advice of its legal and tax consultants, the Company does not proceed with the reorganization described above, managem intends to make application to the Secretary of State for a certificate of continuance continuing the Company as a corporation under Nevada Revised Statutes. The Company would continue to trade on the TSX Venture Exchange and the National Quotation Bureau's P Sheets.

By approving this special resolution, the shareholders will also be approving the adoption of Articles substantially in the form attac hereto as Schedule "A".

The approval of the continuation into Nevada is a special resolution and must be approved by at least 75% of the votes cast at the meetin;

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER TH REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO T MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PRC GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SU MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, as of the 15th day of April, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"TERRENCE O. LASHMAN"
Terrence O. Lashman
Director

ARTICLES OF INCORPORATION

OF

SUN ENTERTAINMENT HOLDING CORPORATION

Article I

The name of the corporation is: Sun Entertainment Holding Corporation

Article II

The Resident Agent of the corporation is Val-U-Corp Services, Inc. The address of the Resident Agent where process may be served is:

1802 N. Carson Street, Suite 212
Carson City, Nevada 89701

Article III

The number of shares the corporation is authorized to issue is one hundred million (100,000,000) shares of common stock with a par value of one-tenth of a cent ($0.001) per share and one hundred million (100,000,000) shares of preferred stock with a par value of one-tenth of a cent ($0.001) per share. The stock shall be non-assessable.

Article IV

The governing board of the corporation shall be styled as directors. The first board of directors shall consist of • members whose names and addresses are listed as follows:

[names and addresses of Board of Directors at time of continuation]

Article V

The purpose of the corporation shall be general business and any legal activity.


SUN
RECORD COMPANY

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

President's Report

The total revenues for the Company for 2002 were flat at a one (1%) increase when compared to 2001. Royalty and license fee revenues for 2002 increased by ten (10%) percent over those in 2001. Product and mail order sales in 2002 declined by fifty five (55%) percent from sales in this category in 2001. This decrease was caused by the generally weak retail market in the United States which resulted in a decline in re-orders from one of the Company's major customers along with a lack of new product ordered by the same customer.

The music industry continues to wrestle with the overall problem of declining sales which is blamed on the double whammy of online piracy and a lack of superstar product that drives all areas of music sales, including back catalog into which the Company falls. In 2001 CD sales declined for the first time since the format was introduced in the late eighties. The industry trade group International Federation of the Phonographic Industry (IFPI) reports that global sales of music fell below US $31 billion in 2002, which is a drop of 7.6% from the previous year. The decline was driven by a 6% drop in unit sales of CD albums, a 16% decline in singles and a 36% fall in the cassette album market. The United States remains the largest music market in the world with US $12.325 billion in sales at the retail level in 2002.

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lotta Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly, Disky and Time-Life in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

In 2002 licensing generated the majority of the Company's revenues with sixty four (64%) percent of the Company's royalty revenues from licensees in the United States and the remaining thirty six (36%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records {AOL/Time-Warner}), Universal Music (Vivendi Universal), EMI Capitol Music (EMI) and Sony Music. The Company receives the majority of its revenues from outside the United States from Charly Records, Time-Life Books and Records and Disky Communications in Europe.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials and compilation and special album releases. Recent uses of Company masters have been in the HBO series "Mind of the Married Man" and the Gene Hackman movie "Behind Enemy Lines". Johnny Cash's Sun recording of "I Walk The Line" was licensed to Paul Allen's Seattle Seahawks for a television commercial aimed at season ticket buyers. The sixties hit "I Wanna Love You So Bad" by the Jellybeans was used in the television show "State of Grace". HBO used the master recording "He's So Easy To Love" in a special entitled "12 Years Of The Best Sex" and "How Much Is That doggie In The Window" as recorded by Patti Page was included in the movie "The Singing Detective". A special 8 CD box set celebrating the 50th anniversary of Sun Records was released in Europe by Sanctuary Records. RCA Records (a unit of BMG Music) released worldwide a special 2 CD package in honor of the 50th anniversary of Sun in August, 2002.

In late 2002 the Company began testing a new web site that includes the Company's master recording catalog. The site is set up so that licensing customers can view the Company's master titles and artists online, pick and choose masters that are of interest and forward licensing requests directly to the Company. Once the site is fully operational, licensing of the Company's master recordings will be more timely and efficient, which should result in additional revenues for the Company.

Below is a comparison of the Company's main categories of royalty revenues in 2002 and 2001.

REVENUE SOURCE	PERCENTAGE	
Year	2002	2001
Audio Recordings	82	90
Movies, TV, Video	11	9
Internet	6	0
Logo	1	1

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002



MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Tel: 604.714.3600 Fax: 604.714.3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders
SUN ENTERTAINMENT HOLDING CORPORATION

We have audited the consolidated balance sheets of **SUN ENTERTAINMENT HOLDING CORPORATION**, a British Columbia corporation, as at December 31, 2002 and 2001, and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial positions of the company as at December 31, 2002 and 2001 and the results of its operations and the changes in its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been consistently applied.

Manning Elliott

Chartered Accountants

Vancouver, British Columbia

April 11, 2003

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED BALANCE SHEETS

DECEMBER 31	2002	2001
ASSETS		
CURRENT ASSETS		
Cash	$ 385,521	$ 344,879
Accounts receivable	17,110	1,437
Inventory	83,530	78,924
Prepaid expenses and deposits	713	324
	486,874	425,564
GOODWILL (Note 4)	147,535	147,535
	$ 634,409	$ 573,099
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities (Note 5)	$ 377,208	$ 292,245
Advances from directors (Note 5)	42,934	42,934
Due to affiliated companies (Note 5)	191,466	183,584
	611,608	518,763
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL (Note 6) Authorized: 99,250,000 Common shares without par value		
Issued: 11,921,679 Common shares	$ 3,298,095	3,298,095
CONTRIBUTED SURPLUS	7,500	7,500
DEFICIT	(3,282,794)	(3,251,259)
	22,801	54,336
	$ 634,409	$ 573,099

Approved by the Directors:

____________________ Director

____________________ Director

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED DECEMBER 31	2002	2001
DEFICIT AT BEGINNING OF YEAR	$ (3,251,259)	$ (3,184,181)
LOSS FOR THE YEAR	(31,535)	(67,078)
DEFICIT AT END OF YEAR	$ (3,282,794)	$ (3,251,259)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31	2002	2001
ROYALTIES AND PRODUCT SALES	$ 1,304,928	$ 1,277,630
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising	1,270	343
Automobile	20,055	22,682
Communication	1,068	1,276
Insurance	26,857	21,248
Legal and professional	52,990	59,045
Management fees	29,537	29,755
Net product costs	67,563	75,362
Office	50,357	43,969
Outside services	139,274	138,013
Promotion and investor relations	193,497	209,141
Rent	5,532	20,997
Royalties	373,068	390,917
Salaries and wages	304,445	275,046
Shipping and handling	800	2,125
Stock exchange and filing fees	4,091	2,336
Transfer agent	4,253	4,213
Utilities	29,914	31,275
	1,340,413	1,356,142
OPERATING LOSS	(35,485)	(78,512)
OTHER INCOME (EXPENSE)		
Interest income	5,557	15,898
Foreign exchange	4,095	7,861
Interest expense	(5,702)	(6,623)
Amortization of goodwill	-	(5,702)
	3,950	11,434
NET LOSS FOR THE YEAR	$ (31,535)	$ (67,078)
NET LOSS PER SHARE	$ (0.003)	$ (0.006)

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31	**2002**	**2001**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the year	$ (31,535)	$ (67,078)
Amortization, a charge not involving cash	-	5,702
	(31,535)	(61,376)
Changes in non-cash working capital balances related to operations:		
Accounts receivable	(15,673)	1,641
Inventory	(4,606)	(71,914)
Prepaid expenses	(389)	366
Accounts payable and accrued liabilities	84,963	(43,404)
	64,295	(174,687)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from directors	-	(40,936)
Advances from (to) affiliated companies	7,882	27,875
	7,882	(13,061)
CHANGE IN CASH DURING THE YEAR	40,642	(187,748)
CASH AT BEGINNING OF YEAR	344,879	532,627
CASH AT END OF YEAR	$ 385,521	$ 344,879
SUPPLEMENTARY DISCLOSURE		
Cash paid for interest included in cash flows from operations	$ 5,702	$ 6,623

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.



1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Long-lived assets

The company reviews its long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows estimated to be generated by the asset.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

	2002	2001
Rate at December 31	1.5776	1.5928
Average rate for the year	1.5704	1.5489



DECEMBER 31	**2002**	**2001**

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because they are considered current.

4 ACCOUNTING CHANGES

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants. This policy no longer permits the amortization of goodwill, but requires management to estimate annually the net realizable value of goodwill and recognize any impairment in goodwill in the year in which it occurs.

At the time of adopting this policy, the company is also required to perform a transitional impairment test and disclose certain information about goodwill amortization for the 2001 comparative period presented as follows:

Net loss for the year	$ 67,078
Less amortization of goodwill	(5,702)
Net loss adjusted for goodwill amortization	$ 61,376
Net loss per share – as adjusted	$ 0.006

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2002	2001
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 65,368	$ 69,403
Advances from directors	42,934	42,934
Due to companies controlled by directors	191,466	183,584
Statement of Operations:		
Management fees incurred to a company controlled by a director	$ 24,000	$ 24,000
Royalties incurred to company controlled by a director (Note 2)	49,358	35,968

All related party transactions have been recorded at their exchange amounts which approximate market terms as contracted. The related party balances have been recorded at their exchange amounts and are non-interest bearing.

Premises

The company occupies premises and facilities owned by a company controlled by a director. Although the owner of the premises and facilities has not charged rent to the company, the market value of the rent would be approximately $90,000 per annum.



6. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at December 31, 2002 and 2001	11,921,679	$ 12,671,679

7. INCOME TAXES

The parent company has net operating losses carried forward of approximately Canadian $607,000 available to offset future income taxes. If not used, these losses expire in years 2003 through 2009.

The subsidiary company has U.S. and Tennessee net operating losses carried forward of approximately Canadian $33,000 available to offset future income taxes. If not used, these losses expire in between 2017 and 2023.

The potential future benefits resulting from these items have not been recorded in these financial statements.

8. SEGMENTED INFORMATION

The company's activities have been devoted to the reproduction and resale of certain master sound recordings of Shelby Singleton Enterprises Inc. Accordingly, the company is considered to be in a single line of business. The following represents geographic information for the company's Canadian corporate office operations as of and for the fiscal years ended December 31, 2002 and 2001. A geographic segment is a distinguishable operation or group of operations located in a particular geographic area. A reportable segment is a geographical segment that meets either of the following criteria: (1) revenue generated by the company's foreign operations from sales to unaffiliated customers is 10% or more of consolidated revenue, or (2) identifiable assets of the company's operations are 10% or more of consolidated total assets.

Revenues and operating losses are allocated to the country in which they were earned. Identifiable assets, including acquisition costs are allocated to the country in which the asset or project is physically located.

	2002		
	Revenue	Segment Operating Income (Loss)	Identifiable Assets
Canada	$ -	$ (45,359)	$ 615
United States	1,304,928	13,824	633,794
Total	$ 1,304,928	$ (31,535)	$ 634,409

	2001		
	Revenue	Segment Operating Income	Identifiable Assets
Canada	$ -	$ (43,864)	$ 1,066
United States	1,277,630	(23,214)	572,033
Total	$ 1,277,630	$ (67,078)	$ 573,099

